UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-13585

CUSIP Number: 21871D103

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period ended: December 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

CoreLogic, Inc.

Full Name of Registrant

The First American Corporation

Former Name if Applicable

4 First American Way

Address of Principal Executive Office (Street and Number)

Santa Ana, California, 92707-5913

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CoreLogic, Inc. (the “Company”) has completed the preparation of its 2010 consolidated financial statements with the exception of the components of and disclosure related to the 2010 provision for income taxes, including current and deferred tax balances as of December 31, 2010. The completion of the income tax provision has been affected by the Company’s status as the surviving corporation from the June 1, 2010 spin-off of its financial services businesses into First American Financial Corporation (the “Separation”). Although substantial work has been performed, work related to certain Separation-related allocations and balances created delays in completing the income tax provision work.

Because this work is not yet fully complete, the Company was not able to file its Annual Report on Form 10-K for 2010 by March 1, 2011. The Company’s Form 10-K will be filed as soon as practicable, but no later than March 16, 2011. The Company cannot eliminate the reasons causing the inability to timely file the 2010 Form 10-K without unreasonable effort or expense.

The Company expects that the income tax provision work to be completed will not affect the as reported or the as adjusted revenues, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) or cash and cash equivalents that the Company reported in the press release attached as Exhibit 99.1 to its Current Report on Form 8-K furnished with the Securities and Exchange Commission on February 24, 2011 (“Earnings Release”).

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michael A. Rasic	(714)	250-6400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, at this time, the Company is unable to finalize its 2010 provision for income taxes. The statement of operations to be included in the Annual Report on Form 10-K for the year ended December 31, 2010 will reflect significant changes in operations from the prior year as noted in the comparative results of operations disclosed in the schedules to the Company’s Earnings Release, and may be impacted by any changes to the provision for income taxes and related line items, including net loss, that were disclosed in the Earnings Release.

The statements contained in this Form 12b-25 that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include our expectations regarding the affect of the final 2010 income tax provision on certain previously reported amounts in our financial statements. These forward-looking statements are made subject to certain risks and uncertainties, which could cause actual results to differ materially from those presented in these forward-looking statements. Such risks and uncertainties include, but are not limited to, circumstances arising in the course of our completion of the 2010 income tax provision, as well as other factors described in the Company’s periodic filings with the Securities and Exchange Commission.

CoreLogic, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

March 1, 2011	By:	/s/ Michael A. Rasic
Michael A. Rasic
Senior Vice President, Finance and Accounting